16003776

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mensura Securities, LLC JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road NW, Suite 1600
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter S. Van Nort 404-939-9099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street, Suite 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Peter S. Van Nort, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mensura Securities, LLC, as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal/CFO/FinOP/CCO

Title

ALEKSANDRA DETTMERING
My Commission Expires 10-03-2016
NOTARY PUBLIC
FULTON COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2015
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mensura Securities, LLC

We have audited the accompanying statement of financial condition of Mensura Securities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Mensura Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mensura Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Mensura Securities, LLC's financial statements. The supplemental information is the responsibility of Mensura Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:		
Cash		395,130
Due from related parties		28,546
Prepaid expenses and other assets		418,012
		-
Total current assets	$	841,688
FIXED ASSETS:		
Fixed assets		21,108
Less: accumulated depreciation		(16,008)
Fixed assets - net	$	5,100
Total Assets	$	846,788

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses		19,036
		-
Total current liabilities	$	19,036
		-
MEMBER'S EQUITY		827,752
		-
Total liabilities and member's equity	$	846,788

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:	
M&A Advisory Fees	25,000
M&A Success Fees	1,226,500
Reimbursed expense income	13,897
Total revenue	$ 1,265,397
OPERATING EXPENSES:	
Compensation and benefits	342,092
Rent	40,200
Travel	11,729
Computer and technology	7,468
Professional fees	30,086
Regulatory fees	22,921
Meals and entertainment	2,268
Telephone	5,395
Insurance	2,627
Taxes and licenses	917
Office	1,326
Depreciation	3,057
Due diligence	10,831
Dues and subscriptions	1,098
Conferences and promotions	871
Other operating expenses	551
Total operating expenses	$ 483,437
OTHER INCOME	
Interest income	428
Total other income	$ 428
	-
NET INCOME	$ 782,388

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBER'S EQUITY, JANUARY 1	39,864
	-
Member contributions	5,500
Net Income	782,388
MEMBER'S EQUITY, DECEMBER 31	$ 827,752

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:	
Net income	$ 782,388
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	3,057
Increase in Account Receivable	(26,867)
Increase in due from related parties	(409,566)
Decrease in prepaids and other assets	8,571
Increase in accounts payable and accrued expenses	4,882
Decrease in payroll payable	
Decrease in due to related parties	
Net from operating activities	362,465
FINANCING ACTIVITIES:	
Capital contributions from member	5,500
Net cash provided by financing activities	5,500
NET INCREASE IN CASH	367,965
CASH AT BEGINNING OF YEAR	27,165
CASH AT END OF YEAR	$ 395,130

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mensura Securities, LLC (the "Company") was formed in the State of Delaware on February 9, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 23, 2009. The Company is an independent mergers and acquisitions advisory firm.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC ("Mensura Holdings"). On October 15, 2010, the ownership of the Company was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in the Company to Asidero Holdings, LLC ("Asidero Holdings", "Member") who became the sole member. On March 31, 2015, Mensura Holdings was merged with Asidero Holdings (the surviving entity) and Asidero Holdings changed its name to The Mensura Companies, LLC ("TMC"). On April 15, 2015, TMC changed its name to Mensura Holdings. The Company's manager is Mensura Holdings, which is managed by Principito Holdings, LLC, which is managed by Alexander Graham.

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and is required by the SEC and FINRA.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. The Company follows the policy of capitalizing all major additions, renewals, and betterments. Minor replacements, maintenance, and repairs are expensed currently.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition
The Company earns revenue through various investment banking activities, primarily as an advisor in mergers and acquisitions, and services related to debt and equity offerings. Fee income is earned monthly or upon completion of certain milestones or upon substantial completion of the consulting service or upon successful completion of the engagement. Non-refundable fees are recognized as revenue in accordance with the terms of the contract and may be applied against transaction fees upon closing, if applicable per terms of the contract. Reimbursed expense income is earned when it is billed.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2015, there was no allowance for doubtful accounts.

Income Taxes
The Company is an LLC taxed as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2012.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $376,093 which was $371,094 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 5.06%

4. COMMITMENTS AND CONTINGENCIES

The Company had an obligation for its office under an operating lease effective October 15, 2010 for a period of three years ending October 15, 2013. The operating lease is continuing on a month to month basis until either a notice of termination or a renewal is completed.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, the Company loaned $404,566 to Mensura Capital, LLC ("Mensura Capital"), and $5,000 to Mensura Holdings, LLC ("Mensura Holdings"), both are related entities. Prepaids and Other Assets on The Statement of Financial Condition has a balance of $418,012. This consists of a balance due from Mensura Capital for 404,566 and balance due from Mensura Holdings for $5,000. Due From Related Parties on the Statement of Financial Condition has a balance of $28,546 this consists of an amount due from Mensura Capital for $25,747 and $2,799 from its members. The company also paid $40,200 in rent to Mensura Holdings for office space. Rent is included on the accompanying Statement of Operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2016, the date that its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Mensura Securities, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	827,752
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Due from related parties		(28,546)
Prepaid expenses and other assets		(418,012)
Fixed assets - net		(5,100)
NET CAPITAL	$	376,094
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		19,036
TOTAL AGGREGATE INDEBTEDNESS	$	19,036
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	371,094
Net capital in excess of 120% of minimum net capital requirement	$	370,094
Percentage of aggregate indebtedness to net capital		5.06%

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015)

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2015.

The accompanying notes are an integral part of these financial statements.

Mensura Securities, LLC

(A LIMITED LIABILITY COMPANY)

December 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mensura Securities, LLC

We have reviewed management's statements, included in Mensura Securities, LLC's Annual Exemption Report, in which (1) Mensura Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mensura Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Mensura Securities, LLC stated that Mensura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mensura Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mensura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2016

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

EXEMPTION REPORT

Mensura Securities, LLC ("Company') is a registered broker-dealer subject to SEC rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughtout the fiscal year ended December 31, 2015, the company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identitified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Peter Van Nort
Name

Authorized Signature

Chief Compliance Officer/FINOP
Title

2/22/16
Date

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Mensura Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mensura Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mensura Securities LLC's compliance with the applicable instructions of Form SIPC-7. Mensura Securities LLC's management is responsible for Mensura Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068210 FINRA December
MENSURA SECURITIES LLC
3060 PEACHTREE RD NW
SUITE 1600
ATLANTA, GA 30305-2259

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Van Nort 404-939-9099

2. A. General Assessment (item 2e from page 2) $ 3,129

B. Less payment made with SIPC-6 filed (**exclude interest**) (381)
09/17/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,748

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,748

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,748

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MENSURA SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL/CFO
(Title)

Dated the 22 day of FEBRUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,265,825

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Billed reimburseable expenses and money market interest 14,325

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 14,325

2d. SIPC Net Operating Revenues $1,251,500

2e. General Assessment @ .0025 $3129

(to page 1, line 2.A.)